

October 25, 2012

Via E-mail
Scott D. Wollney
President and Chief Executive Officer
Atlas Financial Holdings, Inc.
150 Northwest Point Boulevard
Elk Grove Village, IL 60007

> **Re: Atlas Financial Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **File No. 333-183276**

Dear Mr. Wollney:

We have reviewed your amended registration statement and response letter each filed October 18, 2012 to our comment letter dated August 20, 2012, and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Risk Factors, page 8

"Because we have elected to defer compliance with new or revised accounting standards…," page 21

1. We note your response to our prior comment one and your disclosure on pages 21 and F-24 that you have elected to opt out of the extended transition period under Section 107(b) of the JOBS Act.   However, in the subsequent risk factor on page 21, you disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise your disclosure to correct this inconsistency and clearly indicate the company's election under this provision and the associated risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell at (202) 551-3873, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director